SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012

1.	FIRST QUARTER 2012 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

13.	NON-GAAP FINANCIAL MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the unaudited consolidated interim financial statements of Silver Standard Resources Inc. (“Silver Standard” or the Company) for the three months ended March 31, 2012, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of May 8, 2012, and should be read in conjunction with the unaudited consolidated interim financial statements for the three months ended March 31, 2012.

Additional information relating to the Company, including the most recent Form 20-F and the Annual Information Form, are available on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained in item 16 herein. The Company uses certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of this MD&A. The Company changed its presentation of costs per ounce during 2011 in line with the newly-endorsed production cost guidance provided by The Silver Institute.

1. FIRST QUARTER 2012 HIGHLIGHTS

  Record production of 2.2 million ounces of silver, a 24% quarter-on-quarter increase.

  Lowered direct mining costs to $11.86 per ounce of silver produced, a 21% quarter-on-quarter improvement.

  Operated the debottlenecked plant at an average of 4,567 tonnes per day throughput, a rate 14% above nominal design.

  Recorded revenues of $38.4 million on the sale of 1.5 million ounces of silver and 1.8 million pounds of zinc.

  Entered into two long-term silver concentrate sales contracts with smelters for 60% of monthly production commencing April 2012.

  During and subsequent to the quarter, enhanced corporate liquidity by realizing gross cash proceeds of C$71.0 million from exercised Pretium Resources Inc. (“Pretium”) share purchase warrants pursuant to the secondary offering completed last year.

2. OUTLOOK

This section of the MD&A provides management’s production and cost estimates for 2012. Major capital and exploration expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in item 16 herein.

Estimates of future production and costs are prepared based on the mine plan and the expected method by which the Company will mine mineral reserves at Pirquitas. Actual silver and zinc production may vary from these estimates due to a number of operational factors, including whether the volume and/or grade of ore mined differs from estimates which could occur because of changing mining rates, varying metallurgical or other ore characteristics and/or short-term mining conditions that require mining in different areas of the mine or the suspension of activities due to maintenance issues. Mining rates are also subject to non-operational risks and hazards including natural phenomena, such as inclement weather conditions, as further described in the section ‘Other Risks and Uncertainties’ contained in item 10 in this MD&A.

The Company retains production guidance of between 8.2 and 8.5 million ounces of silver, with direct mining costs of approximately $11.85 per ounce of silver based on direct mining costs of $100.8 million for the year ended December 31, 2012.

The Company also retains zinc production guidance of between 10.5 and 11.5 million pounds in 2012.

The Company has successfully negotiated two long-term silver concentrate sales agreements which commence in April for approximately 60% of monthly production. These new long term arrangements complement the previously disclosed spot silver concentrate sales, under which approximately 8,000 tonnes of silver concentrate has either shipped or has been committed for delivery in 2012. The Company continues to negotiate additional long-term silver concentrate sales agreements for future production and will execute further spot sales of silver concentrates to reduce existing inventory levels.

The regulatory environment within Argentina has been subject to recent changes enacted by the Government. Changes include modifications to export revenue repatriation, including a recently issued resolution which reduces the term permitted for exporters of certain products from Argentina to clear foreign exchange in the local financial system from a 180 day term to a fifteen day term. Export revenues from mineral products, such as the concentrates exported by the Pirquitas mine are impacted by this change. There have also been importation regulations for goods and services, and the removal of subsidies provided for fuel and natural gas products. Additionally, recent labour negotiations within the mining industry indicate labour inflation is likely to continue at elevated levels. The Company continues to assess the overall impact of these items on its exports and costs, and Argentine peso foreign exchange rates as operating costs translate into US dollars, the Company’s reporting currency.

Direct mining cost per ounce is a non-GAAP financial measure. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of this MD&A.

The Company anticipates that capital expenditures in 2012 at the Pirquitas mine will approximate $19 million and exploration expenditures at ten properties will be more than $25 million, the majority of which will be capitalized. Expenditure for the completion of the feasibility study at Pitarrilla in the second half of 2012 and further work on access roads, water wells, the operations camp and supporting administration are expected to be approximately $30 million. If the feasibility study results in a positive construction decision, the Company’s capital expenditure requirements will increase materially in late 2012 and for the next several years.

3. BUSINESS OVERVIEW

Silver Standard is engaged in the exploration, development and production of silver-dominant mineral properties located in the Americas.

The Company’s strategic focus is to optimize production of silver from the Pirquitas mine and to advance other principal development and exploration projects, including Pitarrilla, San Luis, Diablillos and San Agustin. The Company has a large in-ground silver position and looks to exploit this for the benefit of the Company’s shareholders. Certain projects also contain significant gold and base metals. The Company’s future growth will be primarily driven through the development of core projects, while monetizing other non-core projects to support funding requirements.

There have been no material changes to the macro-economic environment in which the Company operates since last disclosed in the Company’s year ended December 31, 2011 financial statements and management discussion and analysis, other than facing the increasing protectionism in Argentina discussed above. Global markets have continued to be volatile, and generally risk averse. Most precious and base metal prices traded within a sideways range during the first quarter of 2012. The Company realized average silver prices of $32.20 on shipments during the first quarter of 2012.

The Company continues to focus on consistent production performance at Pirquitas. Silver production and direct mining costs in the first quarter of 2012 were consistent with guidance and a significant improvement compared to 2011. The Company is completing a feasibility study based on an open pit concept for the Pitarrilla project in Durango State, Mexico. Completion of a feasibility study and review for a development decision is anticipated in the second half of 2012.

4. RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

	March 31	December 31	September 30	June 30	March 31
Operating data	2012	2011	2011	2011	2011
Tonnes milled (kt)	416	241	245	295	308
Silver mill feed grades (g/t)	221	274	250	261	233
Silver recoveries (%)	77.3	82.4	82.9	80.0	73.6
Silver (ounces)
- produced	2,171,588	1,751,398	1,631,281	1,975,616	1,697,294
- sold	1,535,855	515,124	707,202	1,569,698	2,053,573

Average realized silver price ($/oz)	32.20	33.42	39.88	38.54	30.44
Average London spot silver price ($/oz)	32.62	31.87	38.79	38.17	31.66

Direct mining cost ($/oz) (1)	11.86	14.97	16.20	11.57	12.26
Total cash cost ($/oz) (1)	20.30	17.72	20.60	22.06	23.23
Total production cost ($/oz) (1)	25.36	24.68	24.55	25.26	26.99

Financial Data ($000s)
Revenue	38,406	14,369	26,152	47,271	60,053
Income (loss) from mine operations	6,245	(3,270)	11,492	15,838	27,859

(1)

The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of inventory, as shown in the Company’s consolidated interim statement of income please refer to ‘Non-GAAP Financial Measures’ in item 13 of this MD&A.

Mine production

The Pirquitas mine recorded its highest quarterly production of 2.2 million ounces of silver during the first quarter of 2012. This is compared with silver production of 1.8 million ounces in the fourth quarter of 2011 and 1.7 million ounces in the first quarter of 2011. The stronger production was the result of improvements made to the crusher, the ball mill gearbox and several operating processes in 2011 and 2012 which increased plant throughput and operating performance. The mine also produced 3.3 million pounds of zinc in the first quarter of 2012 compared to 0.8 million pounds in the fourth quarter of 2011 and 3.2 million pounds in the first quarter of 2011.

During the quarter, 416,000 tonnes of ore were processed at an average milling rate of 4,567 tonnes per day, compared to 241,000 tonnes at an average of 2,618 tonnes per day in the fourth quarter of 2011, and 308,000 tonnes at an average of 3,419 tonnes per day in the first quarter of 2011. The average milling rate of 4,567 tonnes per day in the first quarter of 2012 is 14% higher than the plant's nominal design. The first quarter of 2012 plant performance resulted from continuous improvement initiatives including improved crushing, milling circuit efficiencies, improved preventive maintenance practices and proper mill feed selection. At these higher operating rates, the plant achieved near design silver recoveries.

Ore milled during the first quarter of 2012 contained an average silver grade of 221 g/t and an average silver recovery of 77.3% was achieved. This compared to an average silver grade of 274 g/t and recovery of 82.4% in the fourth quarter of 2011, and an average silver grade of 233 g/t and recovery of 73.6% in the first quarter of 2011. The lower silver grade during the first quarter of 2012 compared to the fourth quarter of 2011 was due to feeding the crusher average reserve grade material versus above-average grade material in the fourth quarter of 2011. Operating results were in-line with expectations for the quarter.

Mine operating costs

Direct mining cost per ounce, total cash cost per ounce and total production cost per ounce are non-GAAP financial measures. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of this MD&A.

Direct mining costs in the first quarter of 2012 were $11.86 per ounce of silver compared to $14.97 per ounce in the fourth quarter of 2011 and $12.26 per ounce in the first quarter of 2011. The reduction in unit cost in 2012 compared to the fourth quarter of 2011 was primarily driven by the higher production volumes achieved and improvements in cost management.

Total cash cost in the first quarter of 2012, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $20.30 per ounce of silver compared to $17.72 per ounce of silver in the fourth quarter of 2011 and $23.23 per ounce in the first quarter of 2011. Treatment and refining costs, as well as royalties and production taxes all vary as a function of sales prices and are recorded for the actual ounces of silver sold. Consequently, on a per ounce basis, the variability in total cash cost from period to period is partially due to sales prices and the difference between production and sales volumes. The higher incremental per ounce impact of these costs in the first quarters of both 2012 and 2011 compared with the fourth quarter of 2011 is due primarily to the fact that sales volumes were significantly higher in those quarters and, correspondingly, treatment and refining costs and royalties and production taxes incurred were significantly higher.

Total production cost, which includes depletion, depreciation and amortization, was $25.36 per ounce in the first quarter of 2012 compared to $24.68 in the fourth quarter of 2011 and $26.99 in the first quarter of 2011. The depletion, depreciation and amortization costs are higher on a per ounce basis since the fourth quarter of 2011 due to the reduction of mineral reserves at Pirquitas which increased the depletion, depreciation and amortization charges on certain assets.

Exploration drilling program

Diamond drilling began in March in the Cortaderas Valley where two zones of silver-zinc mineralization were partially outlined in 2011. The 2012 drilling program is focused on expanding the Cortaderas Breccia and Cortaderas Valley Inferred mineral resources and upgrading significant portions of these resources to the Indicated mineral resource category. In addition, several drillholes will be testing new target areas identified immediately south and southwest of the San Miguel open pit from gravity and induced polarization surveys that were conducted earlier in the first quarter of the year. To date, six drillholes have been completed for a combined length of 2,716 meters, or about 12% of the planned 2012 drilling campaign of 22,350 meters. The assay results of these six, and subsequent, drillholes are expected in the second quarter of 2012.

Fiscal stability agreement and regulatory environment in Argentina

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Company has been advised that Pirquitas is subject to this export duty despite contrary rights detailed under the 1998 fiscal stability agreement. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates, and for an order to cease payment of the export duty until the matter has been decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts. In April 2011 a government appeal against this order was denied, and the government has appealed this decision.

Up until the order to cease payment was granted in 2010 the Pirquitas mine has paid $6.6 million in export duties against which it has filed for recovery. In accordance with this order the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At March 31, 2012, the Company had accrued a liability totaling $15.9 million, with a corresponding impact on cost of sales in the relevant period. If this export duty is successfully overturned the benefit will be recognized in the Consolidated Statement of Income (Loss) for the full amount of paid and unpaid duty in the period recovery becomes virtually certain. The accrued export duty also has a significant impact on the Company’s total cash cost per ounce calculation. If resolved in the Company’s favour the impact would be to reduce cash costs per ounce by approximately 10% of the net sales price on a per ounce basis.

In 2011, the Argentina government announced a decree that requires all funds from mining export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this tax. Although the aforementioned fiscal stability agreement also includes stability over foreign exchange controls, the government removed such benefits with this decree. The Company will comply with all laws and regulations, and is monitoring the situation closely.

Further decrees have been enacted requiring pre-approval for the importation of goods and services into Argentina. The Company has experienced delays in obtaining certain parts and reagents due to these regulations. Additionally certain subsidies previously provided for fuel and natural gas products have been removed.

5. REVIEW OF PROJECTS

Pitarrilla, Mexico

A total of $5.5 million was spent during the three months ended March 31, 2012 at the wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $7.6 million in the first quarter of 2011.

During the quarter the Company continued to advance work on the feasibility study that is scheduled for completion in the second half of 2012. Costs incurred during the quarter were principally third party engineering costs for metallurgical, engineering, environmental and geotechnical work as well as internal costs related to pre-development activities in Mexico.

As previously disclosed, a scoping level evaluation determined the preferred project concept to be a large open pit mine. Plant facilities are expected to target 16,000 tonnes per day and include a milling circuit, an agitated leach circuit and a flotation circuit. These facilities are expected to produce silver doré and separate lead and zinc concentrates containing payable silver.

The design of the open pit anticipates starting in the upper and mid-level oxide and transitional ores, then extending into the higher grade sulfide ores in the basal conglomerate zone and finally bottoming out in the upper levels of sulfide mineralization in sedimentary structures below the conglomerate. This mining operation will leave intact the middle and lower zones of the sedimentary structures for subsequent potential underground mining.

The Environmental Impact Assessment (“EIA”) process is scheduled to be completed with a construction permit application in the second half of 2012. The remaining land access rights are being negotiated and work has commenced for the operations camp, water wells and access roads.

In March 2012, the Company commenced an in-fill drilling program. This diamond drill program of approximately 8,300 meters has the objective of expanding the near-surface oxide mineralization at the Breccia Ridge and South Ridge zones. In addition, metallurgical testing is underway to optimize metal recoveries from oxide and sulfide mineralization. Where possible, results of the drilling and metallurgical studies will be included in the Pitarrilla feasibility study.

The Company updated the mineral resource estimate for Pitarrilla as of January 31, 2012, announced in the Company’s news release dated February 27, 2012. The project currently comprises Measured and Indicated mineral resources of 245.0 million tonnes containing 655.7 million ounces of silver at an average grade of 83.3 g/t and Inferred mineral resources of 31.3 million tonnes containing 65.0 million ounces of silver at an average grade of 64.7 g/t, both at a 30 g/t silver cut-off grade. In addition to silver, the deposit also contains Measured and Indicated mineral resources of four billion pounds of zinc and two billion pounds of lead.

San Luis, Peru

A total of $1.6 million was spent during the three months ended March 31, 2012 at the wholly-owned San Luis project in Peru compared to $1.1 million in the first quarter of 2011.

Long-term land access negotiations continued with one of the two local communities, as an agreement with the other was completed late last year.

The Company focused on advancing the EIA with comments being addressed. The completion of the land access agreements and approval of the EIA will enable a construction decision to be made.

In addition to pursuing land access agreements and environmental permits for the Ayelen gold-silver deposit the Company advanced its application for an environmental permit that would allow an exploration drilling campaign at the BP Zone, which is a high-potential porphyry copper target, located about 4.5 kilometers southeast of the Ayelen deposit . The environmental permit has been approved by the mining ministry and a water permit is expected shortly to enable drilling to commence. The BP Zone drilling program will consist of six holes.

The San Luis project comprises Proven and Probable Mineral Reserves of 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 0.29 million ounces of gold at an average grade of 18 g/t gold within the Ayelen vein, with other identified veins of the 35,000 hectare property requiring exploration.

Diablillos, Argentina

A total of $0.1 million was spent during the three months ended March 31, 2012 at the Company’s wholly-owned Diablillos project (which is located 275 kilometers south of the Pirquitas Mine in northwestern Argentina) compared to $0.5 million in the first quarter of 2011.

Expenditures primarily consisted of administrative, property taxes and camp maintenance costs. Fieldwork mainly involved rock sampling to identify satellite zones of near-surface oxidized gold mineralization that would complement the mineral resources defined in the main Oculto silver-gold deposit. A number of prospects were identified for follow-up mechanized trenching and additional sampling, and several of these targets will be drilled in 2012 with shallow boreholes. The planned program consists of approximately 2,000 meters of diamond drilling.

The Oculto deposit at the Diablillos project has an Indicated mineral resource of 21.6 million tonnes containing 77.1 million ounces of silver at an average grade of 111 g/t silver and 0.64 million ounces of gold at an average grade of 0.9 g/t gold, with additional Inferred mineral resources of 7.2 million tonnes containing 6.3 million ounces of silver at an average grade of 27 g/t silver and 0.19 million ounces of gold at an average grade of 0.8 g/t gold.

San Agustin, Mexico

A total of $0.1 million was spent during the three months ended March 31, 2012 at the Company’s wholly-owned San Agustin project located in Durango State, Mexico, compared to $0.2 million spent during the first quarter of 2011. Most of the expenditure was incurred as property holding costs and other administrative expenses.

Advanced negotiations continued with three parties that control the surface rights covering the Company’s mineral concessions. Once land access agreements are in place, a 5,000 meter diamond drilling program will be initiated. The objective of the drilling campaign will be to expand the near-surface oxidized gold resource. In addition to the proposed program of in-fill drilling, detailed metallurgical studies will also be undertaken and will focus on gold recovery characteristics of the oxidized gold mineralization.

The San Agustin project currently comprises an Indicated mineral resource of 121 million tonnes containing 47.8 million ounces of silver at an average grade of 12.3 g/t silver and 1.59 million ounces of gold at an average grade of 0.4 g/t gold, along with an Inferred mineral resource of 91.2 million tonnes containing 36.9 million ounces of silver at an average grade of 12.6 g/t silver and 1.06 million ounces of gold at an average grade of 0.36 g/t gold.

Nazas, Mexico

A total of $0.3 million was spent during the three months ended March 31, 2012 at the Company’s wholly-owned Nazas project located in Durango State, Mexico, compared to $0.8 million during the first quarter of 2011.

Nazas currently comprises two contiguous mineral properties and is centered about 16 kilometers east of the Pitarrilla project and covers an extensive system of gold- and silver-bearing quartz veins and related hydrothermal alteration. Drillholes have previously intersected gold mineralization in epithermal quartz veining that prompted the additional drill programs. The goal at Nazas continues to be the discovery of precious metal-rich polymetallic mineralization.

Other Exploration Projects

For 2012, the Company has planned diamond drilling campaigns on eleven of its properties, including those discussed above. Combined this will amount to 56,500 meters of drilling. In Mexico, during the first quarter the Company completed or initiated airborne and/or ground geophysical surveys on the La Palmilla, San Patricio, El Mogote and Valenciana properties in preparation for drilling programs. Geological mapping and rock-chip sampling was also done during the quarter on the La Palmilla, El Mogote and Valenciana properties, with an advanced soil geochemistry survey also being initiated on the Valenciana property.

In the USA, a 3,000 meter diamond drilling program is scheduled for the Saddleback property on the New Mexico-Arizona state border. This property covers extensive hydrothermal rock alteration that is anticipated to be related to a system of epithermal veins potentially hosting economic gold-silver mineralization. To prepare for the drilling program at Saddleback a program of geological mapping, rock-chip sampling and analysis and comprehensive geophysical exploration survey was completed during the first quarter of 2012.

Finally, in Argentina, a six drill hole 1,000 meter diamond drilling program is planned for the second quarter of 2012 on the Pistola de Oro property which is located about 23 kilometers north of the Diablillos project in Salta Province. The Company has an option to purchase agreement with the owner of the Pistola de Oro mineral concession. To date rock-chip and soil geochemistry surveys and mechanical trenching has been completed. The target at Pistola de Oro is a zone of brecciated sedimentary and intrusive rocks that might be genetically related to the nearby Inca Viejo porphyry copper prospect. The brecciated rocks commonly contain anomalous concentrations of copper, gold, arsenic and bismuth.

6. SUMMARIZED FINANCIAL RESULTS

The following table sets out selected results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per-share amounts:

	2012	2011				2010
	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	38,406	14,369	26,152	47,271	60,053	45,077	41,557	14,091
Income (loss) from mine operations	6,245	(3,270)	11,492	15,838	27,859	24,975	7,426	(1,673)
Net income (loss)	(1,075)	2,584	21,836	45,765	9,943	361,623	(10,407)	(9,385)

Basic earnings (loss) per share	(0.01)	0.03	0.27	0.57	0.12	4.64	(0.13)	(0.12)
Diluted earnings (loss) per share	(0.01)	0.03	0.27	0.57	0.12	4.62	(0.13)	(0.12)

Cash and cash equivalents	293,294	329,055	355,903	368,759	260,733	232,311	35,839	57,719
Total assets	1,288,122	1,276,102	1,249,570	1,252,360	1,178,644	1,147,990	717,749	701,356
Working capital	301,492	399,088	428,627	418,812	335,764	306,891	65,201	89,429
Non current financial liabilities	-	126,555	182,018	171,203	174,497	137,860	144,827	137,547

Three months ended March 31, 2012 compared to the three months ended March 31, 2011

The Company recorded a net loss for the three months ended March 31, 2012 of $1.1 million ($0.01 per share) compared to a net income of $9.9 million ($0.12 per share) in the first quarter of 2011. The following is a summary and discussion on significant components of income and expenses recorded during the quarter compared to the same period in the prior year.

In the first quarter of 2012, the Company recorded total revenues from the Pirquitas Mine of $38.4 million from the sale of 1.5 million ounces of silver and 1.8 million pounds of zinc. Shipments made in the period realized an average silver price of $32.20 per ounce, excluding the impact of period-end price adjustments, and an average zinc price of $0.93 per pound. This is compared with the first quarter of 2011, when the Company recorded revenues of $60.1 million from the sale of 2.1 million ounces of silver at an average realized price of $30.44, and 4.6 million pounds of zinc at an average price of $1.10 per pound. Silver prices recognised on shipments in the first quarters of 2012 and 2011 were similar so the decrease in revenue compared to the first quarter of 2011 is partially volume driven; however a significant positive period end valuation adjustment was recorded in the first quarter of 2011 as the price of silver at the end of March 2011 had increased to $37.87 per ounce. The lower volume of sales in the first quarter of 2012 was due to the timing of shipping silver concentrate under spot sales contracts.

The Company has successfully negotiated two long-term silver concentrate sales agreements which commence in April for approximately 60% of monthly production. These new long term arrangements complement the previously disclosed spot silver concentrate sales, under which approximately 8,000 tonnes of silver concentrate has either shipped or has been committed for delivery in 2012of which 3,000 tonnes were recognized as sales in the first quarter of 2012.

Cost of sales for the first quarter of 2012 was $32.2 million which was approximately the same as that recorded in the first quarter of 2011. Income from mine operations was $6.2 million in the first quarter of 2012 compared to $27.9 million in the first quarter of 2011. Cost of sales was negatively impacted in the first quarter of 2012 by higher depletion, depreciation and amortization charges. Following the reduction of the mine life in the fourth quarter of 2011, non-cash depreciation charges increased significantly as the depreciation on many assets was accelerated. In addition, as noted above, the Company continues to accrue for export duties which approximate 10% of gross sales value. This has a meaningful impact on margins and, if the legal claim is concluded in the Company’s favour, will result in a significant credit in the period in which is it settled.

General and administrative expenses for the three months ended March 31, 2012 were $6.5 million compared to $6.6 million for the first quarter of 2011. General and administrative costs remained broadly consistent between the periods. Stock-based compensation was $0.5 million higher in 2012 due largely to compensation of new members of senior management, while other corporate costs were marginally lower.

Expensed exploration costs of $0.8 million for the first quarter of 2012 and $0.8 million in the first quarter of 2011 relate primarily to the drilling programs at the Pirquitas mine. Such costs at an operating property are expensed in line with the Company’s accounting policy.

Other income (other expenses) comprised the following for the three months ended March 31:

	Three Months Ended March 31
	2012	2011
	$000's	$000's
Impairment reversal on other investments	4,478	-
Gain on dilution of associate	4,225	-
Share of net loss of associate	(1,239)	(2,287)
Unrealized gain (loss) on financial instruments at FVTPL	(1,996)	(4,716)
Reversal of impairment of convertible debenture	32	82
Miscellaneous income	-	82
	5,500	(6,839)

The unrealized loss on financial instruments at fair value through profit and loss (“FVTPL”) is primarily from a loss from the warrant liability offset by a gain on the remeasurement of the convertible note derivative liability; net, a loss of $2.0 million was recorded in the first quarter of 2012 compared to a loss of $4.7 million in the first quarter of 2011. Since the acquisition of the Company’s interest in Pretium in December 2010, the Company is required to record its share of Pretium’s losses, which were $1.2 million in the first quarter of 2012 and $2.3 million in the first quarter of 2011. In addition, the Company recorded a dilution gain of $4.2 million on its investment in Pretium in the first quarter of 2012. This non-cash gain arose because Pretium completed a bought private placement in which the Company did not participate, which resulted in a dilution gain for the Company. The Company also partially reversed a previous impairment of the value of Canadian asset-backed commercial paper (ABCP) based on improved liquidity in the market and current price estimates of the assets held. This resulted in a gain of $4.5 million during the period ended March 31, 2012.

The Company recorded a foreign exchange loss for the three months ended March 31, 2012 of $0.5 million compared to a gain of $2.3 million in the first quarter of 2011. The Company’s main exposure to foreign exchange risk is related to net monetary assets denominated in Canadian dollars and Argentine pesos. During the first quarter of 2012 the Canadian dollar strengthened against the U.S. dollar generating foreign exchange gains, which were offset by losses because the Argentine peso steadily weakened against the U.S. dollar.

In the three months ended March 31, 2012, the Company recorded an income tax expense of $2.8 million compared to $4.3 million in 2011. The high effective tax rate in the first quarter of 2012 is generated by profitable operations at the Pirquitas mine at a high effective tax rate in addition to increased deferred tax expenses following the devaluation of the Argentine peso. Tax recoveries from losses incurred in Canada are at a lower effective tax rate and therefore do not significantly offset the Pirquitas tax expense. In the first quarter of 2011, the tax expense at Pirquitas was $6.1 million and $3.5 million in Canada, which was offset by deferred tax recoveries of $5.5 million resulting from temporary timing differences of the investment in Pretium.

7. LIQUIDITY

At March 31, 2012, the Company had $293.3 million of cash and cash equivalents a reduction of $35.8 million from December 31, 2011. Of this total amount, $282.9 million is held in Canada and the United States. This cash is considered sufficient to meet the Company’s working capital requirements and debt obligations.

During the first quarter of 2012 there were significant changes to working capital. The convertible notes with face value of $138 million were reclassified as current liabilities, due to the right the holders of the notes have to redeem in full or in part on March 1, 2013.

In addition, during the period the Company had $21 million in value added tax (“VAT”) receivable approved by the Argentine government. This portion of VAT was reclassified from non-current to current assets. Inventory grew through the first quarter of 2012 as production volumes exceeded sales. The Company anticipates realizing a portion of this value through the remainder of 2012 from the committed silver concentrate deliveries.

Overall working capital was $301.5 million.

At March 31, 2012, the Company owned 24.3 million shares of Pretium which are held at cost on the Statement of Financial Position. The market value of these shares exceeded C$345 million as at March 31, 2012. During the period the Company received C$4 million from the exercise of Pretium warrants and subsequent to the period-end a further C$67 million from the exercise of a further 5.3 million warrants. This further improved liquidity and reduced the Company’s holding in Pretium to 19.0 million shares or 21.6% . Based on this ownership interest, the Company will continue to equity account for the investment.

The Company’s financial position at March 31, 2012 and the operating cash flows that are expected over the next twelve months are believed to be sufficient to fund currently-planned capital and exploration expenditures in 2012 and to discharge liabilities as they come due.

8. CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents as follows:

	March 31	December 31
	2012	2011
	$000s	$000s
Shareholders' equity	706,850	705,876
Convertible notes	127,829	125,313
	834,679	831,189

Less: cash and cash equivalents	(293,294)	(329,055)
	541,385	502,134

At March 31, 2012, there was no externally-imposed capital requirement to which the Company is subject and with which the Company has not complied.

The Company is advancing its Pitarrilla project in Mexico with the objective of completing a feasibility study in the second half of 2012. If a positive construction decision is reached the Company’s capital expenditure requirements are expected to increase materially in late 2012 and for the next several years.

As at March 31, 2012, the Company had approximately 80.7 million common shares outstanding and 2.1 million stock options outstanding which are exercisable into common shares at exercise prices ranging between C$11.50 and C$36.14.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at May 8, 2012, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,746,767
Stock options	2,093,828	11.50 - 36.14	0.3 - 8.6
Fully diluted	82,840,595

The Company’s Board of Directors adopted a Shareholder Rights Plan on March 9, 2012 as more fully described in the Company’s news release dated March 12, 2012.

9. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management strategy seeks to reduce potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below. This does not constitute a fulsome discussion of all risks facing the Company.

a) Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are price risk, foreign exchange risk and interest rate risk.

(i) Price Risk

This is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no significant change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to this risk during the three months ended March 31, 2012.

(ii) Currency Risk

Currency risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency; exchange gains and losses in these situations impact earnings. The Company’s sale of silver and zinc are denominated in U.S. dollars and thus the risk is related to costs incurred and other non-U.S. dollars financial instruments. The requirement to repatriate export revenues into Argentina may result in the Company holding significant Argentine peso cash balances from time to time while approvals to repatriate funds are sought.

There has been no significant change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to this risk during the three months ended March 31, 2012.

Subsequent to the quarter, the Company received C$67 million in cash from the exercise of Pretium warrants. This increases the Company’s foreign exchange exposure and will be managed in line with Canadian dollar cash requirements.

(iii) Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible notes have fixed interest rates and therefore cash flows are not exposed to fluctuations in interest rates, although a change in interest rates would impact the fair value of the instruments. However, because the Company records the notes at amortized cost there would be no impact on the financial results of the Company. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

There has been no significant change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to this risk during the three months ended March 31, 2012.

b) Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to the collectability of receivable balances in the ordinary course of business and the quality of its financial investments.

There has been no significant change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to this risk during the three months ended March 31, 2012.

The Company also has credit risk through its significant VAT balance that is collectable from the government of Argentina. Due to the legislative rules and complex collection process the asset has been classified as non-current. The Company believes that this balance is collectible. During the first quarter of 2012 the Company received approval from the Argentine government for $21 million of VAT which reduces credit risk as approved VAT balances are saleable to a variety of commercial counterparties.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

There have been no significant changes in the Company’s objectives and policies for managing this risk. During the three months ended March 31, 2012 the Company reclassified the convertible notes from long-term to current liabilities due to the holders’ redemption option on March 1, 2013 being within one year. There were no other significant changes to the Company’s exposure to this risk during the three months ended March 31, 2012.

In the opinion of management, despite the potential redemption of convertible notes in March 2013, working capital at March 31, 2012 together with future cash flows from operations is sufficient to support the Company’s commitments through the next twelve months. For periods beyond 2012 the current working capital and cash flows from operations are expected to support further development, exploration and growth.

The Company has no off balance sheet arrangements.

10. OTHER RISKS AND UNCERTAINTIES

During the three months ended March 31, 2012, there were no significant changes to the Company’s exposure to risks and uncertainties from those described in the MD&A for the year ended December 31, 2011, including risks relating to the Company’s foreign operations and environmental regulation.

For further information regarding the Company’s risks, please refer to the section entitled ‘Risk Factors’ in the ‘Annual Report on Form 20-F’ for the year ended December 31, 2011, which is available at www.sedar.com.

11. RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the three months ended March 31, 2012, other than the repayment of $0.5 million in legal costs owing to Pretium.

12. SIGNFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

At the beginning of the period, January 1, 2012, the Company’s ownership interest in Pretium was 28.39% . This interest was reduced by a private placement Pretium undertook in February 2012, and further by 339,350 shares sold following the exercise of warrants up to March 31, 2012. As at March 31, 2012 the Company owned 24,327,983 shares which constituted 27.61% ownership.

The following table presents the unaudited assets, liabilities, revenues, and net loss of Pretium:

	March 31, 2012	Dec 31, 2011
	$000s	$000s
Assets	542,597	506,167

Liabilities	(13,371)	(7,350)

	Three Months Ended March 31
	2012	2011
	$000s	$000s
Revenues	-	-

Net loss	4,489	6,076

Subsequent to March 31, 2012 the Company sold a further 5,338,176 shares of Pretium following the exercise of warrants which reduced its ownership interest to 21.54% .

Further, on May 3, 2012, Pretium announced a prospectus offering of up to 5,554,500 common shares, in which the Company has elected not to participate. If completed in full this share issuance by Pretium (which had not closed as of May 8, 2012) would result in a dilution of the Company’s interest to 20.27% .

13. NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-GAAP financial measures – Cash cost per ounce of silver

The Company uses the non-GAAP measures of direct mining cost, total cash cost and total production cost per ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of direct mining cost, total cash cost and total production cost to cost of inventory, as reported in the Company’s unaudited consolidated interim statement of income:

	March 31	December 31	September 30	June 30	March 31
	2012	2011	2011	2011	2011
	$000s	$000s	$000s	$000s	$000s

Cost of inventory per income statement	19,494	12,013	11,532	20,602	22,547
Movement in inventory	6,266	14,357	14,892	2,399	(1,745)
Other adjustments	(4)	(156)	-	(152)	-
Direct mining cost	25,756	26,215	26,424	22,849	20,802
Third party smelting, refining and
transportation costs	14,526	4,614	8,620	13,964	15,568
By-product credits	(647)	(992)	(1,645)	(733)	(2,250)
Royalties & production taxes	4,444	1,193	204	7,507	5,306

Total cash cost	44,079	31,029	33,603	43,587	39,426

Depletion, depreciation and amortization per
income statement	8,566	3,107	2,410	5,235	5,794
Movement in inventory	2,427	9,081	4,031	1,090	591
Total production cost	55,072	43,217	40,044	49,912	45,811

Production (ounces)	2,171,588	1,751,398	1,631,281	1,975,616	1,697,294

Direct mining cost ($ per ounce)	11.86	14.97	16.20	11.57	12.26
Total cash cost ($ per ounce)	20.30	17.72	20.60	22.06	23.23
Total production cost ($ per ounce)	25.36	24.68	24.55	25.26	26.99

Non-GAAP financial measures – adjusted income (loss)

The Company has included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income or loss to the unaudited consolidated interim statement of income (loss):

	Three Months Ended March 31
	2012	2011
	$000's	$000's

Net (loss) income attributable to shareholders	(1,075)	9,943

Adjusted for:
Loss (gain) loss on sale and write off of mineral properties	(108)	539
Gain on partial disposal of associate	(3,183)	-
Unrealised loss on financial instruments at FVTPL	1,996	4,716
Gain on dilution of associate	(4,225)	-
Impairment reversal on investments	(4,478)	(82)
Share of loss of associate	1,239	2,287
Adjusted net (loss) income	(9,834)	17,403

Weighted average shares outstanding (000's)	80,737	79,821

Adjusted basic (loss) earnings per share ($)	(0.12)	0.22

14. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

The Company has prepared its unaudited consolidated interim financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The unaudited consolidated interim financial statements have been prepared in accordance with IFRS standards and interpretations effective as of May 8, 2012, the date of this report. Note 2 to the audited consolidated financial statements for the year ended December 31, 2011 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on the Company’s financial statements or may have an impact in future periods.

There were no changes to the accounting policies applied by the Company to the unaudited interim consolidated financial statements for the three months ended March 31, 2012 from those applied to the audited consolidated financial statements for the year ended December 31, 2011.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

There have been no changes to the Company’s critical accounting estimates since December 31, 2011. Readers are encouraged to refer to the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2011.

15. INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no other changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended March 31, 2012, that have materially affected or are reasonably likely to affect our internal control over financial reporting.

16. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management and relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Pitarrilla and San Luis projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Company’s Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at the Company’s mineral exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants given with respect to the Company’s 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, exchange controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business, including without limitation recent import and export regulations in Argentina that may impact cash flow, concentrate sales and importation of goods and services required for the Pirquitas mine; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company’s has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; the Company’s ability to maintain adequate internal control over financial reporting; the future value of Pretium’s shares and the Company’s ability to monetize the full value of the Company’s interest in Pretium; and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. The Company’s advises U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.